KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                      For the Month Ending August 31, 2001

                           STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                      $ (27,912.69)
Change in Unrealized Gain/(Loss)                                  $ 159,862.64
Gain/(Loss) on Other Investments                                  $ (11,198.77)
Brokerage Commission                                              $(147,952.75)
                                                                  ------------
Total Trading Income                                              $ (27,201.57)

Expenses
Audit Fees                                                        $       0.00
Administrative and Legal Fees                                     $   7,725.12
Management Fees                                                   $       0.00
Incentive Fees                                                    $  37,711.56
Other Expenses                                                    $       0.00
                                                                  ------------
Total Expenses                                                    $  45,436.68

Interest Income                                                   $  40,170.31

Net Income(Loss) from the Period                                  $ (32,467.94)
                                                                  ============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                $16,140,299.28
Addition                          $    52,000.00
Withdrawal                        $  (157,658.68)
Net Income/(Loss)                 $   (32,467.94)
                                  --------------
Month End                         $16,002,172.67

Month End NAV Per Unit            $        96.03

Monthly Rate of Return                     -0.20%
Year to Date Rate of Return                -1.00%

                    To the best of our knowledge and belief,
                 the information above is accurate and complete:


/s/ KENNETH A. SHEWER                              /s/ MARC S. GOODMAN

Kenneth A. Shewer, Chairman                        Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust

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     August 2001
                                                 -------------------------------
                                                  KENMAR
     Summary                                     -------------------------------
                                                  GLOBAL
                                                 -------------------------------
                                                  TRUST
                                                 -------------------------------

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Kenmar Global Trust (KGT) closed August down 0.20%, net of fees and expenses, as gains in the global interest rates and currencies offset losses in the global stock indices, energies and commodity markets. The Net Asset Value per Unit of KGT was $96.03 as of August 31, 2001.

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Allocation of Assets to Advisors


                     Aug 1 2000    Sept 1 2001
                     ----------    -----------
     Beacon              7%            6%

     C~View             25%           25%

     Grinham            25%           25%

     Transtrend         23%           24%

     Winton             20%           20%

---------------------------------------------------

U.S. equities ended the month lower as disappointing economic data, weak corporate earnings and news of job layoffs weighed heavily on the market. The pessimism was so pervasive that not even an interest rate reduction - the Federal Reserve's seventh this year - could lure investors back into stocks. The Dow closed below the psychologically important 10,000 level and other major indices followed suit. In Europe, the European Central Bank and Bank of England lowered interest rates with the same results as in the U.S., as key equity indices closed down. In Japan, the Nikkei marked consecutive 17-year lows on worries over U.S. economic conditions. In addition, an unexpected strengthening of the yen, combined with continued dismal economic readings, fueled the Nikkei's decline.

What was bad for stocks was good for bonds, as prices rallied during the month largely on hopes of further interest rate reductions in the face of continued poor economic readings. In the currency market, the U.S. dollar, dogged by concerns about the state of the country's economy and the Bush Administration's commitment to a strong dollar policy, continued to stumble. As such, the greenback declined against the euro and its other major counterparts. In Japan, the yen turned abruptly higher, boosted largely by repatriation of funds by Japanese companies to offset book losses for the first half of the fiscal year.

In the energies, after gyrating on mixed reports about inventories and demand, prices for crude oil, gasoline and heating oil closed up. Price action for metals was volatile on uncertainty for upcoming demand, particularly for industrial metals. In traditional commodities, soybean prices ended the month sharply lower as beneficial Midwest rains erased fears that earlier hot and dry weather had caused severe stress to the crop. Also pressuring prices were new reports reigniting fears over the safety of genetically modified soybeans. In the tropicals, coffee prices touched nine-year lows on excess world supply of beans while cocoa prices ended the period unchanged after a brisk rally on talk of a smaller-than-expected Ivory Coast crop. Finally, in the meats, hog prices initially surged on reports of record-low pork belly stocks during the height of bacon-demand season, but later fell sharply off those levels as demand failed to materialize.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,

/s/ ESTHER ECKERLING GOODMAN
-------------------------------
Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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                contact Kenmar            PO Box 5150           Fax 203.552.1500
                Securities, Inc.          Greenwich, CT 06831